RADIOSHACK CORPORATION

Mail Stop CF3-201

300 RadioShack Circle

Fort Worth, Texas 76102

March 10, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Scott Anderegg, Attorney-Advisor

Re:	RadioShack Corporation
Registration Statement on Form S-3 (Reg. No. 333-200920)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, RadioShack Corporation (the “Company”) hereby requests that the Company’s Registration Statement on Form S-3 (the “Registration Statement”), and all exhibits thereto, be withdrawn effective immediately. The Company is withdrawing the Registration Statement, which has not been declared effective, because the Company will not pursue the rights offering that was the basis for filing the Registration Statement. No securities were sold in connection with the offering under the Registration Statement.

Should you have any further questions regarding this request for withdrawal, please do not hesitate to contact the undersigned at (817) 415-3011 or James E. O’Bannon of Jones Day at (214) 220-3939.

Very truly yours, RADIOSHACK CORPORATION

By:	/s/ Robert C. Donohoo
Robert C. Donohoo Vice President, General Counsel and Corporate Secretary